FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 5, 2008

Minco Silver Corporation is pleased to report the completion of current step out drill program totaling 19,898 metres in 72 holes, on its Fuwan Silver Project located in Guangdong, China. This step out drill program has successfully extended the Fuwan Deposit to the west, southwest, and to the south and also extended the mineralization regionally along strike to the southwest. The deposit remains open along strike to the southwest and down dip to the south. The regional exploration program will continue to follow the mineralization along strike to the southwest along the Fuwan Silver Belt.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated May 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  May 5, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	May 5, 2008

NEWS RELEASE

MINCO SILVER COMPLETED A MAJOR STEP OUT DRILL PROGRAM

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the completion of current step out drill program totaling 19,898 metres in 72 holes, on its Fuwan Silver Project located in Guangdong, China. This step out drill program has successfully extended the Fuwan Deposit to the west, southwest, and to the south and also extended the mineralization regionally along strike to the southwest. The deposit remains open along strike to the southwest and down dip to the south. The regional exploration program will continue to follow the mineralization along strike to the southwest along the Fuwan Silver Belt.

Previously, the Company has released the assay results for 60 holes from this drill program.  The assay results of the final 12 holes (3,454.84 metres) are detailed in the table below:

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0197	130.60	133.90	0.80	0.21	145.00	1.04	3.02
	163.80	167.30	1.30	0.85	216.77	0.25	0.50
FW0207				NSR		-	-
FW0208	130.28	130.50	0.22	0.03	176.00	0.03	0.06
	173.90	175.10	1.20	0.10	356.00	0.13	0.84
FW0210				NSR		-	-
FW0211	34.60	44.05	8.35	0.30	41.25	0.02	0.03
	185.10	185.95	0.85	0.05	51.20	0.11	0.08
FW0212	41.52	45.93	1.91	0.06	111.12	0.03	0.15
	58.70	62.10	3.40	0.03	48.53	0.02	0.10
	68.35	68.70	0.35	0.21	362.00	0.28	0.08
	246.68	247.20	0.52	0.04	61.00	0.04	0.15
FW0213				NSR		-	-
FW0214	402.64	403.84	1.20	0.25	154.00	0.61	4.17
FW0219				NSR		-	-
FW0220	75.90	77.00	1.10	0.03	62.00	0.01	0.03
	79.80	81.90	2.10	0.32	50.52	0.03	0.07
	86.10	94.05	7.95	0.12	203.86	0.13	0.11
	121.80	124.90	3.10	0.11	180.87	0.08	0.59
	135.80	136.10	0.30	0.03	97.00	0.04	0.23
FW0221	43.90	44.20	0.20	0.25	1079.00	0.18	0.44
	57.40	57.60	0.20	0.07	616.00	0.67	0.30
	119.87	120.05	0.18	0.86	3107.00	1.69	2.67
FW0223	83.10	84.00	0.90	0.02	155.00	0.14	0.84

True widths for the mineralized zones typically range from 75% to 95% of the stated intercepts. Please visit the Company’s website at www.mincosilver.ca to view a map of the drill hole locations.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the Company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 ir@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.